NSAR Item 8/31/77E - BlackRock MuniHoldings Investment Quality Fund ("MFL")

Eitel Litigation

On August 3, 2010, Dolores Eitel and other shareholders of MFL filed a purported derivative action in the Supreme Court of the State of New York, New York County.  The complaint named BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of MFL as defendants.  The complaint alleged, among other things, that the defendants breached fiduciary duties owed to MFL and its common shareholders and committed waste by redeeming MFL's auction preferred shares at their liquidation preference. The complaint sought, among other things, unspecified damages for losses purportedly suffered by MFL as a result of the prior redemptions and injunctive relief preventing MFL from redeeming auction preferred shares at their liquidation preference in the future.  On March 15, 2012, the Supreme Court of the State of New York, New York County, entered an order consolidating the above-referenced derivative action with another derivative case pending in the same court which asserted essentially the same claims.  On the same date, the court also authorized plaintiffs to file an amended consolidated complaint, which they filed on April 16, 2012, asserting substantially the same claims alleged in their original complaints. Defendants filed a motion to dismiss the Consolidated Shareholder Derivative Complaint (the "Consolidated Complaint") on July 20, 2012.   On September 14, 2012, plaintiffs filed  an application to hold the defendants' motion in abeyance and allow plaintiffs to conduct limited discovery before responding to the motion.  After the parties agreed to proceed with limited discovery, plaintiffs advised defendants they would withdraw their action and, on June 10, 2013, the parties filed a stipulation dismissing the Consolidated Complaint without prejudice, subject to approval of the court. The court dismissed the case without prejudice on June 17, 2013.

856290-NYCSR06A - MSW